Exhibit (a)(1)(iv)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CTI BIOPHARMA CORP.

at

$9.10 Per Share

Pursuant to the Offer to Purchase dated May 25, 2023

by

CLEOPATRA ACQUISITION CORP.

a wholly owned, indirect subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JUNE 23, 2023, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

May 25, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Cleopatra Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned, indirect subsidiary of Swedish Orphan Biovitrum AB (publ) (“Parent”), a Swedish public limited liability company, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of CTI BioPharma Corp. (“CTI BioPharma”), a Delaware corporation, for $9.10 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.    The Offer to Purchase, dated May 25, 2023.

2.    The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients.

3.    The Notice of Guaranteed Delivery to be used to accept the Offer if certificates representing Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary & Paying Agent”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.

4.    A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.    CTI BioPharma’s Solicitation/Recommendation Statement on Schedule 14D-9.

6.    Internal Revenue Service Form W-9.

7.    A return envelope addressed to the Depositary & Paying Agent.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JUNE 23, 2023, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 10, 2023 (the “Merger Agreement”), by and among Parent, Purchaser and CTI BioPharma. The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into CTI BioPharma (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with CTI BioPharma continuing as the surviving corporation and as a wholly owned, indirect subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares owned directly or indirectly by Parent, Purchaser or CTI BioPharma or any of their subsidiaries and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be automatically converted into the right to receive the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Board of Directors of CTI BioPharma has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, CTI BioPharma and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) adopted and approved the execution, delivery and performance by CTI BioPharma of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that CTI BioPharma’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is conditioned upon, among other things: (i) prior to the expiration of the Offer, there being validly tendered and not validly withdrawn a number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL) that, together with the Shares, if any, then owned by Parent or any of its controlled affiliates, would represent at least one more Share than 50% of the sum of (A) the total number of Shares outstanding as of the expiration of the Offer and (B) the total number of Shares that CTI BioPharma would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer, that are convertible, exchangeable or exercisable into Shares, other than outstanding shares of preferred stock of CTI BioPharma (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred at the time of the expiration of the Offer but, in any event, without duplication); (ii) the Merger Agreement shall not have been validly terminated in accordance with its terms); and (iii) prior to the expiration of the Offer, the expiration or termination of any waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The Offer is also subject to the other conditions described in the Offer to Purchase.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary & Paying Agent of (i) certificates evidencing such Shares (except in the case of Shares held in a book-entry/direct registration account maintained by CTI BioPharma’s transfer agent) or confirmation of book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase) (a “Book-Entry Confirmation”), (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary & Paying Agent. Under no circumstances will interest be paid on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than D.F. King & Co., Inc. (the “Information Agent”) and the Depositary & Paying Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers.

Any stock transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by the owner or holder of such Shares, in accordance with Instruction 6 of the Letter of Transmittal.

If a stockholder wishes to tender Shares in the Offer, but: (a) the certificates representing such Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer; (b) such stockholder cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer; or (c) such stockholder cannot deliver all required documents to the Depositary & Paying Agent prior to the expiration of the Offer, such stockholder may tender Shares by complying with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PARENT, PURCHASER, CTI BIOPHARMA, THE INFORMATION AGENT OR THE DEPOSITARY & PAYING AGENT, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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